UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3

Rule 13e-3 Transaction Statement under
Section 13(e) of the Securities Exchange Act of 1934
(Amendment No. 4)

American HomePatient, Inc.
(Name of the Issuer)

American HomePatient, Inc.
Highland Crusader Offshore Partners, L.P.
Highland Capital Management, L.P.
Strand Advisors, Inc.
James Dondero
(Names of Persons Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)
942683103
(CUSIP Number of Class of Securities)

Stephen L. Clanton
Chief Financial Officer and Executive Vice President
American HomePatient, Inc.
5200 Maryland Way
Brentwood, TN 37027
Telephone: (615) 221-8884
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

M. David Cox Harwell Howard Hyne Gabbert & Manner, P.C. 315 Deaderick Street, Suite 1800 Nashville, TN 37238-1800 (615) 251-1081	David E. Shapiro Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, NY 10019-6150 (212) 403-1314
This statement is filed in connection with (check the appropriate box):
☑	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☑	c.	A tender offer.

☐	d.	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☑
Check the following box if the filing is a final amendment reporting the results of the transaction: ☐
Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**
$13,989,190.63	$997.43

*	Estimated for purposes of calculating the amount of filing fee only. The calculation assumes the purchase of all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of American HomePatient, Inc. (the “Company”) as well as any Shares subject to any outstanding options, or as of June 24, 2010 a total of 20,879,389 Shares, at a purchase price of $0.67 per Share, net to the seller in cash.

**	The amount of filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 4 for Fiscal Year 2010 issued by the Securities and Exchange Commission, by multiplying the transaction valuation by 0.0000713.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Form or Registration No.: Filing Party: Date Filed:	$997.43 Schedule TO (File No. 005-42184) American HomePatient, Inc. July 7, 2010

INTRODUCTION
     This Amendment No. 4 amends and supplements the Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”) filed with the Securities and Exchange Commission (the “SEC”) on July 7, 2010 by American HomePatient, Inc. (the “Company”), Highland Crusader Offshore Partners, L.P. (“Crusader”), and Highland Capital Management, L.P. (“Highland”), as amended by Amendment No. 1 filed with the SEC on July 22, 2010, Amendment No. 2 filed with the SEC on August 5, 2010 and Amendment No. 3 filed with the SEC on August 26, 2010. The Schedule 13E-3 relates to a self-tender offer by the Company to repurchase all shares of its common stock (the “Shares”) at $0.67 in cash per share, which we refer to as the “Offer.” Highland and Crusader did not tender their shares in the Offer. The purpose of the Offer is to redeem as many Shares as possible from shareholders other than Highland in order to concentrate Highland’s percentage ownership in the Company as a first step in the Company becoming 100% owned by Highland. The Schedule 13E-3 was filed in connection with the Offer, which was made upon the terms and conditions set forth in the Offer to Purchase, dated July 7, 2010 (the “Offer to Purchase”) and in the related Letter of Transmittal, each as originally filed with the Tender Offer Statement by the Company with the SEC on July 7, 2010 (the “Schedule TO”) and subsequently amended on July 22, 2010, August 5, 2010 and August 26, 2010.
     Since the Offer has successfully closed, Highland and Crusader, together with the Company’s other senior lenders, have agreed to restructure the Company’s secured debt, and the Company will be obligated to repurchase the tendered and not withdrawn Shares at the Offer price of $0.67 per share, net to the seller in cash, without interest and less applicable withholding taxes. Because following the Offer less than 100% of the Shares are held by Highland or Crusader, the Company intends to pursue a second-step merger pursuant to which the remaining Shares not held by Highland or Crusader will be exchanged for $0.67 per share, subject to appraisal rights for those shareholders who properly perfect and exercise such rights under Nevada law. On September 7, 2010, the Company filed with the SEC a proxy statement on Schedule 14A (the “Proxy Statement”) relating to a special meeting of shareholders to be held October 12, 2010. The special meeting has been called by the Company’s board of directors for the purpose of obtaining shareholder approval of the second-step merger. Upon consummation of the second-step merger, the Company will no longer be publicly owned, the Shares will cease to be quoted on the Over-the-Counter Bulletin Board (“OTCBB”), and the Company will cease to be required to make filings with the SEC or to comply with the SEC rules relating to public companies.
     This Amendment No. 4 amends and restates only the items and exhibits to the Schedule 13E-3 as described below. Unaffected items and exhibits are not included herein. Except as specifically provided in this Amendment No. 4, the information contained in the Schedule 13E-3 remains unchanged.

Item 1. Summary Term Sheet
Regulation M-A Item 1001
     (1) Item 1 is amended and supplemented to include the information set forth in the Proxy Statement under “Summary Term Sheet”.
Item 2. Subject Company Information
Regulation M-A Item 1002
     (1) Item 2(b) is amended and supplemented to include the following information:
“As of the close of business on September 1, 2010, there were 10,746,075 shares of the Company’s common stock outstanding after having given effect to the cancellation of shares redeemed pursuant to the Offer.”
     (2) Items 2(c) and 2(d) are amended and supplemented to include the information set forth in the Proxy Statement under “Market Price and Dividends”.

Item 3. Identity and Background of the Filing Person
Regulation M-A Item 1003
     (1) Items 3(a) through (c) are amended and supplemented to include the information set forth in the Proxy under “The Parties to the Merger”, “Special Factors—Certain Relationships and Related Transactions” and “Security Ownership of Certain Beneficial Owners and Management”.
Item 4. Terms of the Transaction
Regulation M-A Item 1004(a) and (c) through (f)
     (1) Item 4(a)(2)(i) is amended and supplemented to include the information set forth in the Proxy Statement under “Summary Term Sheet—The Parties to the Merger”, “The Parties to the Merger” and “The Merger Agreement—The Merger”.
     (2) Item 4(a)(2)(ii) is amended and supplemented to include the information set forth in the Proxy Statement under “Summary Term Sheet—Terms of the Merger”, “Questions and Answers about the Proxy Solicitation—What am I voting on?”, “Special Factors—Effects of the Merger”, “The Merger—Payment of Merger Consideration and Surrender of Stock Certificates” and “The Merger Agreement—Merger Consideration”.
     (3) Item 4(a)(2)(iii) is amended and supplemented to include the information set forth in the Proxy Statement under “Special Factors—Background of the Merger” and “Special Factors—Purposes and Reasons for the Merger; Consideration of Alternatives; Structure of the Merger”.
     (4) Item 4(a)(2)(iv) is amended and supplemented to include the information set forth in the Proxy Statement under “Questions and Answers About the Proxy Solicitation—What are the voting requirements to approve the proposals described in the proxy statement?”
     (5) Item 4(a)(2)(vi) is amended and supplemented to include the information set forth in the Proxy Statement under “The Merger—Accounting Treatment”.
     (6) Item 4(a)(2)(vii) is amended and supplemented to include the information set forth in the Proxy Statement under “Summary Term Sheet—Certain U.S. Federal Income Tax Consequences” and “The Merger—Certain U.S. Federal Income Tax Consequences”.
     (7) Item 4(d) is amended and supplemented to include the information set forth in the Proxy Statement under “Summary Term Sheet—Appraisal Rights” and “The Merger—Appraisal Rights”.
     (8) Item 4(e) is amended and supplemented to include the information set forth in the Proxy Statement under “Special Factors—Provisions for Unaffiliated Shareholders”.
Item 5. Past Contacts, Transactions, Negotiations and Agreements
Regulation M-A Item 1005(a) through (c) and (e)
     (1) Item 5(a) is amended and supplemented to include the information set forth in the Proxy Statement under “Summary Term Sheet—Interests of Directors and Officers in the Merger”, “Special Factors—Background of the Merger”, “Special Factors—Interests of Directors and Officers in the Merger” and “Special Factors—Certain Relationships and Related Transactions”.
     (2) Items 5(b) and 5(c) are amended and supplemented to include the information set forth in the Proxy Statement under “Special Factors—Background of the Merger”, “Special Factors—Purposes and Reasons for the Merger; Consideration of Alternatives; Structure of the Merger” and “Special Factors—Plans for the Company”.

     (3) Item 5(e) is amended and supplemented to include the information set forth in the Proxy Statement under “Special Factors—Background of the Merger”, “Special Factors—Certain Relationships and Related Transactions”, “Security Ownership of Certain Beneficial Owners and Management” and “Certain Transactions Involving Our Common Stock”.
Item 6. Purposes of the Transaction and Plans or Proposals
Regulation M-A Item 1006(b) and (c)(1) through (8)
     (1) Item 6(b) is amended and supplemented to include the information set forth in the Proxy Statement under “Summary Term Sheet—Terms of the Merger”, “Questions and Answers about the Proxy Solicitation—What am I voting on?”, “Special Factors—Effects of the Merger”, “The Merger—Payment of Merger Consideration and Surrender of Stock Certificates” and “The Merger Agreement—Merger Consideration”.
     (2) Items 6(c)(1) through (8) are amended and supplemented to include the information set forth in the Proxy Statement under “Special Factors—Background of the Merger”, “Special Factors—Purposes and Reasons for the Merger; Consideration of Alternatives; Structure of the Merger”, “Special Factors—Effects of the Merger” and “Special Factors—Plans for the Company”.
Item 7. Purposes, Alternatives, Reasons and Effects
Regulation M-A Item 1013
     (1) Item 7(a) is amended and supplemented to include the information set forth in the Proxy Statement under “Special Factors—Background of the Merger” and “Special Factors—Purposes and Reasons for the Merger; Consideration of Alternatives; Structure of the Merger”.
     (2) Item 7(b) is amended and supplemented to include the information set forth in the Proxy Statement under “Special Factors—Background of the Merger” and “Special Factors—Purposes and Reasons for the Merger; Consideration of Alternatives; Structure of the Merger”.
     (3) Item 7(c) is amended and supplemented to include the information set forth in the Proxy Statement under “Special Factors—Background of the Merger”, “Special Factors—Reasons for the Board’s Recommendation; Fairness of the Merger” and “Special Factors—Purposes and Reasons for the Merger; Consideration of Alternatives; Structure of the Merger”.
     (4) Item 7(d) is amended and supplemented to include the information set forth in the Proxy Statement under “Summary Term Sheet—Effects of the Merger”, “Summary Term Sheet—Certain U.S. ..Federal Income Tax Consequences”, “Summary Term Sheet—Appraisal Rights”, “Special Factors—Background of the Merger”, “Special Factors—Purposes and Reasons for the Merger; Consideration of Alternatives; Structure of the Merger”, “Special Factors—Effects of the Merger”, “The Merger—Certain U.S. Federal Income Tax Consequences” and “The Merger—Appraisal Rights”.
Item 8. Fairness of the Transaction
Regulation M-A Item 1014
     (1) Items 8(a) and 8(b) are amended and supplemented to include the information set forth in the Proxy Statement under “Special Factors—Reasons for the Board’s Recommendation; Fairness of the Merger”.
     (2) Item 8(c) is amended and supplemented to include the information set forth in the Proxy Statement under “Summary Term Sheet—Approval of the Shareholders Required” and “Questions and Answers about the Proxy Solicitation—What are the voting requirements to approve the proposals described in the proxy Statement?”.
     (3) Item 8(d) is amended and supplemented to include the information set forth in the Proxy Statement under “Special Factors—Background of the Merger”, “Special Factors—Reasons for the Board’s

Recommendation; Fairness of the Merger” and “Special Factors—Provisions for Unaffiliated Shareholders”.
     (4) Item 8(e) is amended and supplemented to include the information set forth in the Proxy Statement under “Summary Term Sheet—Recommendation of the Board of Directors”, “Special Factors—Background of the Merger”, “Special Factors—Recommendation of the Board of Directors” and “Special Factors—Reasons for the Board’s Recommendation; Fairness of the Merger”.
     (5) Item 8(f) is amended and supplemented to include the information set forth in the Proxy Statement under “Special Factors—Background of the Merger” and “Special Factors—Reasons for the Board’s Recommendation; Fairness of the Merger”.
Item 9. Reports, Opinions, Appraisals and Negotiations
Regulation M-A Item 1015
     (1) Items 9(a) and 9(b) are amended and supplemented to include the information set forth in the Proxy Statement under “Special Factors—Background of the Merger” and “Special Factors—Opinion of Financial Advisor”.
Item 10. Sources and Amounts of Funds or Other Consideration
Regulation M-A Item 1007
     (1) Item 10(a) is amended and supplemented to include the information set forth in the Proxy Statement under “Special Factors—Background of the Merger” and “The Merger—Merger Financing; Source of Funds”.
     (2) Item 10(c) is amended and supplemented to include the information set forth in the Proxy Statement under “The Merger—Estimated Fees and Expenses of the Merger”.
Item 11. Interests in Securities of the Subject Company
Regulation M-A Item 1008
     (1) Item 11(a) is amended and supplemented to include the information set forth in the Proxy Statement under “Security Ownership of Certain Beneficial Owners and Management”.
     (2) Item 11(b) is amended and supplemented to include the information set forth in the Proxy Statement under “Special Factors—Certain Relationships and Related Transactions”, “Security Ownership of Certain Beneficial Owners and Management” and “Certain Transactions Involving Our Common Stock”.
Item 12. The Solicitation or Recommendation
Regulation M-A Item 1012(d) and (e)
     (1) Item 12(d) is amended and supplemented to include the information set forth in the Proxy Statement under “Summary Term Sheet—Approval of the Shareholders Required”, “Questions and Answers about the Proxy Solicitation—What are the voting requirements to approve the proposals described in the proxy statement?”, “Special Factors—Background of the Merger” and “Special Factors—Certain Relationships and Related Transactions”
     (2) Item 12(e) is amended and supplemented to include the information set forth in the Proxy Statement under “Summary Term Sheet—Recommendation of the Board of Directors”, “Special Factors—Background of the Merger” and “Special Factors—Recommendation of the Board of Directors”.
Item 13. Financial Statements

Regulation M-A Item 1010(a) and (b)
     (1) Item 1010(a) is amended and supplemented to include the information set forth in the Proxy Statement under “Selected Historical Financial Data”.
Item 14. Persons/Assets Retained, Employed, Compensated or Used
Regulation M-A Item 1009
     (1) Items 1009(a) and 1009(b) are amended and supplemented to include the information set forth in the Proxy Statement under “Questions and Answers about the Proxy Solicitation—Who is soliciting my proxy and who is paying the cost of the solicitation?”.
Item 15. Additional Information
Regulation M-A Item 1011(b)
     (1) Items 1 through 15 of the Schedule 13E-3 are amended and supplemented to include the following:
“The Offer expired at 5:00 P.M. New York City time, Wednesday, September 1, 2010. The Company has been advised that, pursuant to the terms of the Offer, 6,917,314 Shares were tendered and not withdrawn prior to the expiration of the Offer. The Company has accepted for purchase all of the Shares validly tendered and not withdrawn prior to the expiration of the Offer at a purchase price of $0.67 cents per Share. The aggregate consideration for the accepted Shares of approximately $4,634,600.38 will be delivered promptly by Computershare, the depositary for the Offer, to the tendering shareholders on a pro rata basis. After the purchase of the accepted Shares, 10,746,075 Shares remain outstanding. The full text of the Company’s press release, dated September 2, 2010, announcing the expiration and the results of the Offer is filed as Exhibit (a)(5)(L) hereto.”
     (2) Item 15(b) is hereby amended and supplemented to include the information set forth in the Proxy Statement.
Item 16. Exhibits
Regulation M-A Items 1016(a) through (d), (f) and (g)
The following exhibits are filed herewith:

Exhibit
No.	Description
(a)(1)(A)	Offer to Purchase, dated July 7, 2010 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO filed by the Company with the SEC on July 7, 2010).

(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO filed by the Company with the SEC on July 7, 2010).

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO filed by the Company with the SEC on July 7, 2010).

(a)(1)(D)
Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(iv) to the Schedule TO filed by the Company with the SEC on July 7, 2010).

Exhibit
No.	Description
(a)(1)(E)
Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(v) to the Schedule TO filed by the Company with the SEC on July 7, 2010).

(a)(1)(F)
Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to Exhibit (a)(1)(vi) to the Schedule TO filed by the Company with the SEC on July 7, 2010).

(a)(1)(G)
Summary Advertisement as published July 7, 2010 in the Investor’s Business Daily (incorporated by reference to Exhibit (a)(1)(vii) to the Schedule TO filed by the Company with the SEC on July 7, 2010).

(a)(2)(A)	Press Release issued by the Company on April 28, 2010 (incorporated by reference to the Form 8-K filed by the Company with the SEC on April 28, 2010).

(a)(2)(B)	Tender Offer Statement on Schedule TO (incorporated by reference to the Schedule TO filed by the Company with the SEC on April 28, 2010).

(a)(2)(C)	Tender Offer Statement on Schedule TO (incorporated by reference to the Schedule TO filed by the Company with the SEC on May 11, 2010).

(a)(2)(D)	Tender Offer Statement on Schedule TO (incorporated by reference to the Schedule TO filed by the Company with the SEC on May 25, 2010).

(a)(2)(E)	Press Release issued by the Company on July 7, 2010 (incorporated by reference to Exhibit (a)(2)(v) to the Schedule TO filed by the Company with the SEC on July 7, 2010).

(a)(2)(F)	Preliminary Proxy Statement (incorporated by reference to the Schedule 14A filed by the Company with the SEC on September 7, 2010).

(a)(3)	Offer to Purchase, dated July 7, 2010 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO filed by the Company with the SEC on July 7, 2010).

(a)(5)(A)	Analysis of Raymond James & Associates, Inc. dated May 28, 2009 (incorporated by reference to Exhibit (a)(5)(i) to the Schedule TO filed by the Company with the SEC on July 7, 2010).

(a)(5)(B)	Analysis of Raymond James & Associates, Inc. dated June 5, 2009 (incorporated by reference to Exhibit (a)(5)(ii) to the Schedule TO filed by the Company with the SEC on July 7, 2010).

(a)(5)(C)	Analysis of Raymond James & Associates, Inc. dated June 30, 2009 (incorporated by reference to Exhibit (a)(5)(iii) to the Schedule TO filed by the Company with the SEC on July 7, 2010).

(a)(5)(D)	Precedents Analysis of Raymond James & Associates, Inc. dated June 30, 2009 (incorporated by reference to Exhibit (a)(5)(iv) to the Schedule TO filed by the Company with the SEC on July 7, 2010).

(a)(5)(E)
Presentation by Raymond James & Associates, Inc. to the Special Committee on April 27, 2010 (incorporated by reference to Exhibit (a)(5)(v) to the Schedule TO filed by the Company with the SEC on July 7, 2010).

(a)(5)(F)
Presentation by Raymond James & Associates, Inc. to the Special Committee on June 30, 2010 (incorporated by reference to Exhibit (a)(5)(vi) to the Schedule TO filed by the Company with the SEC on July 7, 2010).

(a)(5)(G)
Analysis of Raymond James & Associates, Inc. dated March 25, 2010 (incorporated by reference to Exhibit (a)(5)(vii) to the Amendment No. 1 to Schedule TO filed by the Company with the SEC on July 21, 2010).

Exhibit
No.	Description
(a)(5)(H)
Analysis of Raymond James & Associates, Inc. dated May 19, 2009 (incorporated by reference to Exhibit (a)(5)(viii) to the Amendment No. 1 to Schedule TO filed by the Company with the SEC on July 21, 2010).

(a)(5)(I)	Press Release dated August 4, 2010 (incorporated by reference to Exhibit (a)(5)(ix) to the Amendment No. 2 to Schedule TO filed by the Company with the SEC on August 5, 2010).

(a)(5)(J)	Press Release dated August 4, 2010 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on August 5, 2010).

(a)(5)(K)	Press Release dated August 26, 2010 (incorporated by reference to Exhibit (a)(5)(xi) to the Amendment No. 3 to Schedule TO filed by the Company with the SEC on August 26, 2010).

(a)(5)(L)	Press Release dated September 2, 2010 (incorporated by reference to Exhibit (a)(5)(xii) to the Amendment No. 4 to Schedule TO filed by the Company with the SEC on September 2, 2010).

(c)(1)
Opinion of Raymond James & Associates, Inc. dated April 27, 2010 (incorporated by reference to Appendix E to the Definitive Proxy Statement on Schedule 14A filed by the Company with the SEC on May 25, 2010).

(c)(2)	Opinion of Raymond James & Associates, Inc. dated June 30, 2010 (incorporated by reference to Schedule E-2 of the Offer to Purchase).

(d)(1)
Amended and Restated American HomePatient, Inc. 1991 Non-Qualified Stock Option Plan (incorporated by reference to Exhibit 10 to the Company’s Registration Statement on Form S-8 filed on April 5, 2004).

(d)(2)
Amendment No. 1 to Amended and Restated American HomePatient, Inc. 1991 Nonqualified Stock Option Plan (incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form S-8 filed on May 17, 2005).

(d)(3)
Amendment No. 2 to Amended and Restated American HomePatient, Inc. 1991 Nonqualified Stock Option Plan (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated March 3, 2008).

(d)(4)	1995 Nonqualified Stock Option Plan for Directors (incorporated by reference to Exhibit 10.2 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2004).

(d)(5)	Amendment No. 1 to 1995 Nonqualified Stock Option Plan for Directors (incorporated by reference to Exhibit 10.3 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2004).

(d)(6)	Amendment No. 2 to 1995 Nonqualified Stock Option Plan for Directors (incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form S-8 filed on May 17, 2005).

(d)(7)
Form of Nonqualified Stock Option Grant under the Amended and Restated American HomePatient, Inc. 1991 Non-Qualified Stock Option Plan (incorporated by reference to Exhibit (d)(7) to the Schedule TO filed by the Company with the SEC on July 7, 2010).

(d)(8)
Form of Nonqualified Stock Option Grant under the 1995 Nonqualified Stock Option Plan for Directors (incorporated by reference to Exhibit (d)(8) to the Schedule TO filed by the Company with the SEC on July 7, 2010).

(d)(9)	Restructuring Support Agreement dated April 27, 2010 between the Company, Highland, and the Company’s senior lenders (incorporated by reference to Schedule F of the Offer to Purchase).

Exhibit
No.	Description
(d)(10)
Employment Agreement dated November 26, 2008 between the Company and Joseph F. Furlong, III (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated November 26, 2008).

(d)(11)	Employment Agreement effective January 21, 2005 between the Company and Stephen Clanton (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated January 26, 2005).

(d)(12)	Employment Agreement effective February 9, 2005 between the Company and Frank Powers (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated April 28, 2005).

(d)(13)
Amendment No. 1 to Employment Agreement effective November 10, 2006 between the Company and Stephen Clanton (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K dated November 13, 2006).

(d)(14)
Amendment No. 1 to Employment Agreement effective November 10, 2006 between the Company and Frank Powers (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K dated November 13, 2006).

(d)(15)	Offer Letter accepted by James P. Reichmann on June 18, 2007 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated June 21, 2007).

(d)(16)
Confidentiality, Non-Competition and Severance Pay Agreement dated June 18, 2007 with James P. Reichmann (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K dated June 21, 2007).

(d)(17)	Offer Letter accepted by Robert J. Benson on June 19, 2008 (incorporated by reference to Exhibit (d)(17) to the Schedule TO filed by the Company with the SEC on July 7, 2010).

(d)(18)
Confidentiality, Non-Competition and Severance Pay Agreement dated April 24, 2009 with Robert J. Benson (incorporated by reference to Exhibit (d)(18) to the Schedule TO filed by the Company with the SEC on July 7, 2010).

(f)	Sections 300 through 500 of Chapter 92A of the Nevada Revised Statutes (incorporated by reference to Schedule D of the Offer to Purchase).

(g)	None.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

AMERICAN HOMEPATIENT, INC.
	By:	/s/ Stephen L. Clanton
		Name:	Stephen L. Clanton
		Title:	Chief Financial Officer and Executive Vice President

Dated: September 2, 2010
HIGHLAND CAPITAL MANAGEMENT, L.P. By: Strand Advisors, Inc. Its: General Partner
	By:	/s/ James Dondero
		Name:	James Dondero
Its: President

Dated: September 7, 2010
HIGHLAND CRUSADER OFFSHORE PARTNERS, L.P.

By: Highland Crusader Fund GP, L.P.
Its: General Partner

By: Highland Crusader Fund GP, LLC
Its: General Partner

By: Highland Capital Management, L.P.
Its: Sole Member

By: Strand Advisors, Inc.
Its: General Partner

	By:	/s/ James Dondero
		Name:	James Dondero
Its: President

Dated: September 7, 2010
STRAND ADVISORS, INC.
	By:	/s/ James Dondero
		Name:	James Dondero
Its: President

Dated: September 7, 2010
JAMES DONDERO
	By:	/s/ James Dondero

Dated: September 7, 2010